SEC FILE NUMBER 001-39243
CUSIP NUMBER 83067L208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

SKILLZ INC.
Full Name of Registrant

FLYING EAGLE ACQUISITION CORPORATION Former Name if Applicable

6625 Badura Avenue
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89118
City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Skillz Inc. (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “2024 Form 10-Q”) within the prescribed 40-day time period for such filing without unreasonable effort or expense. The Company is filing for the five calendar day extension period available under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

As previously reported in the Company’s Notification of Late Filing on Form 12b-25 filed on March 14, 2024 with the Securities and Exchange Commission (“SEC”), the Company was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (“2023 Form 10-K”) within the prescribed period because it required additional time to complete the procedures relating to its year-end reporting process, including the completion of the audit of the Company’s financial statements by the Company’s independent auditors for inclusion in the 2023 Form 10-K. The Company continues to dedicate significant resources to completing the 2023 Form 10-K and the 2024 Form 10-Q and is working diligently to complete the necessary work to file both reports as soon as practicable.

Although the Company continues to finalize its financial statements for the year ended December 31, 2023, on March 14, 2024, the Company furnished a press release reporting certain preliminary unaudited results for the year ended December 31, 2023 as Exhibit 99.1 to its Current Report on Form 8-K furnished by the Company with the U.S. Securities and Exchange Commission on such date. Information about the Company’s preliminary financial results for the year ended December 31, 2023 compared to the year ended December 31, 2022 was included in such press release. The preliminary unaudited financial results are subject to change pending the completion of the 2023 Form 10-K filing. Actual results may differ from the preliminary financial results and other financial information presented in the press release due to the completion of our internal procedures, the audit of our financial statements, final adjustments and other developments that may arise between now and the time the results are finalized.

The Company is also continuing to finalize its unaudited financial statements for the quarter ended March 31, 2024, on May 9, 2024, the Company furnished a press release reporting certain preliminary financial results for the quarter ended March 31, 2024 as Exhibit 99.1 to its Current Report on Form 8-K furnished by the Company with the U.S. Securities and Exchange Commission on such date. The preliminary financial results are subject to change pending the completion of the 2024 Form 10-Q filing. Actual results may differ from the preliminary financial results and other financial information presented in the press release due to the completion of our internal procedures, the audit of our financial statements, final adjustments and other developments that may arise between now and the time the results are finalized.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gaetano Franceschi	415	762-0511
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

Annual Report on Form 10-K for the fiscal year ended December 31, 2023; Quarterly Report on Form 10-Q for the quarter ended March 31, 2024

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company continues to finalize its unaudited financial statements for the quarter ended June 30, 2024, on August 1, 2024, the Company furnished a press release reporting certain preliminary financial results for the quarter ended June 30, 2024 as Exhibit 99.1 to its Current Report on Form 8-K furnished by the Company with the U.S. Securities and Exchange Commission on such date. The preliminary financial results are subject to change pending the completion of the 2024 Form 10-Q filing. Actual results may differ from the preliminary financial results and other financial information presented in the press release due to the completion of our internal procedures, the audit of our financial statements, final adjustments and other developments that may arise between now and the time the results are finalized.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “expects,” “intends” or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of management and reflect our current expectations regarding the filing of the 2023 Form 10-K and the 2024 Form 10-Q. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized. Such risks and uncertainties include, but are not limited to, the risks and uncertainties described in greater detail in our filings with the Securities Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

SKILLZ INC.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 9, 2024	By:	/s/ Nikul Patel
	Name:	Nikul Patel
	Title:	Interim General Counsel